SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)*

                                 MascoTech, Inc.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   574670 10 5
                                 (CUSIP Number)

           Richard A. Manoogian, 21001 Van Born Road, Taylor, MI 48180
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 31, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)














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1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons
      Richard A. Manoogian
      ###-##-####

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [  ]
      (b) [  ]

3)    SEC Use Only


4)    Source of Funds (See Instructions)


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6)    Citizenship or Place of Organization
      United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

            7)   Sole Voting Power  - 2,911,576

            8)   Shared Voting Power  - 202,560

            9)   Sole Dispositive Power  - 2,839,736

            10) Shared Dispositive Power  - 202,560

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      4,501,142

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13)   Percent of Class Represented by Amount in Row (11)
      11.7%

14)   Type of Reporting Person (See Instructions)
      IN














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      The information contained in this Amendment No. 12 supplements and amends the information contained in the following Items of the Schedule 13D filed by Richard A. Manoogian relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of MascoTech, Inc., a Delaware corporation (the "Issuer"), as heretofore amended.

Item 5.  Interest in Securities of Issuer.

      (a) On October 31, 1996, the reporting person sold 1,000,000 shares of Common Stock to the Issuer for $13,625,000. After giving effect to this transaction and other transactions since the date of the previous amendment to this Schedule 13D, as of October 31, 1996, the reporting person beneficially owned 4,501,142 shares of Common Stock, of which (i) 2,839,736 shares were owned directly, (ii) 71,840 shares had been granted under the restricted stock incentive plans of Masco Corporation and the Issuer and are still subject to certain restrictions on disposition as provided in such plans, (iii) 1,000,000 shares could be acquired upon the exercise of an option granted under the Issuer's stock option plan to the extent such option is exercisable on or before December 31, 1996, (iv) 202,560 shares were owned by the Alex and Marie Manoogian Foundation, a charitable foundation of which the reporting person is a director, (v) 290,232 shares could be acquired by the Alex and Marie Manoogian Foundation upon the conversion of convertible securities of the Issuer held by such Foundation to the extent such securities are convertible on or before December 31, 1996, and (vi) 96,774 shares could be acquired by the Richard and Jane Manoogian Foundation, a charitable foundation of which the reporting person is a director, upon conversion of convertible securities of the Issuer held by such Foundation to the extent such securities are convertible on or before December 31, 1996. To the best of his knowledge and based on the number of shares of Common Stock believed to be outstanding, as of October 31, 1996 the reporting person was deemed to be the beneficial owner of 11.7 percent of the shares of Common Stock.

      (b) The reporting person has (i) the sole power to vote all of the shares described in clauses (i) and (ii) of Item 5(a) above, and (ii) the sole power to dispose of the shares described in clause (i) of Item 5(a) above. The reporting person shares with the other directors the power to vote or direct the vote or to dispose or direct the disposition of the 202,560 shares owned by the Foundation described in clause (iv) of Item 5(a) above. The reporting person, Christine Simone, Louise M. Simone and Eugene A. Gargaro, Jr. are the directors of the Alex and Marie Manoogian Foundation, and the reporting person, Eugene A. Gargaro, Jr. and Jane Manoogian are the directors of the Richard and Jane Manoogian Foundation, and all of the directors have a business address of 21001 Van Born Road, Taylor, Michigan 48180. To the knowledge of the undersigned, none of the directors of the Foundations has been convicted in a criminal proceeding nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. They are all citizens of the United States of America.

      The reporting person disclaims any beneficial ownership or interest whatsoever in the shares of the Common Stock or other securities of the Issuer owned by the Foundations, and the filing of this Amendment No. 12 to Schedule 13D shall not be construed as an admission that he is the beneficial owner of such shares or other securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On October 31, 1996, the reporting person sold 1,000,000 shares of Common Stock to the Issuer for $13,625,000, of which $6,000,000 was paid in cash and the balance is due within one year. The reporting person currently holds options to acquire 1,000,000 shares and 620,000 shares of Common Stock pursuant to the Issuer's 1984 Stock Option Plan and 1991 Long Term Stock Incentive Plan, respectively. The option price is equal to the fair market value of the shares of Common Stock on the date of the grant and each option is exercisable cumulatively in installments over a period of ten years and one day.

      The reporting person holds awards of shares of Common Stock pursuant to
(i) Masco Corporation's 1984 Restricted Stock (Industries) Incentive Plan, (ii) the Issuer's 1984 Restricted Stock Incentive Plan, and (iii) the Issuer's 1991 Long Term Stock Incentive Plan. Shares awarded pursuant to these Plans are restricted and held by Masco Corporation or the Issuer, as the case may be. Awards to the reporting person vest over a period of ten years contingent upon continued employment and automatically vest upon death or permanent and total disability or the occurrence of certain events constituting a change in control of Masco Corporation or the Issuer. Until the shares vest, the reporting person may not transfer ownership of such shares but has the right to vote them. As of October 31, 1996, 71,840 shares of Common Stock awarded to the reporting person under these Plans remained subject to the restrictions described herein.

Item 7.  Material to be Filed as Exhibits.

      Exhibit 99.a Option Award Letter dated November 11, 1996 from MascoTech, Inc. to Richard A. Manoogian, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan

      Exhibit 99.b Stock Award Letters to Richard A. Manoogian from MascoTech, Inc. dated March 18, 1994, February 24, 1995 and November 11, 1996, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan

      Exhibit 99.c MascoTech, Inc. 1991 Long Term Stock Incentive Plan (Restated as of December 6, 1995)

      Exhibit 99.d Stock Purchase Agreement dated as of October 15, 1996 between Richard A. Manoogian and MascoTech, Inc.










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SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 19, 1996


/s/ Richard A. Manoogian
Richard A. Manoogian














































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                                  EXHIBIT INDEX

      Exhibit 99.a Option Award Letter dated November 11, 1996 from MascoTech, Inc. to Richard A. Manoogian, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan

      Exhibit 99.b Stock Award Letters to Richard A. Manoogian from MascoTech, Inc. dated March 18, 1994, February 24, 1995 and November 11, 1996, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan

      Exhibit 99.c MascoTech, Inc. 1991 Long Term Stock Incentive Plan (Restated as of December 6, 1995)

      Exhibit 99.d Stock Purchase Agreement dated as of October 15, 1996 between Richard A. Manoogian and MascoTech, Inc.